Atlas Pipeline Partners, L.P.

Park Place Corporate Center One

1000 Commerce Drive, Suite 400

Pittsburgh, PA 15275

May 12, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	Registration Statement on Form S-3
Registration No. 333-194075

Gentlemen/Ladies:

Atlas Pipeline Partners, L.P. (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement to Wednesday, May 14, 2014, at 4:00 p.m., or as soon as practicable thereafter. Please notify our counsel, Mark Rosenstein, at 215-731-9450 of the time of effectiveness.

In connection with this acceleration request, the undersigned registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ATLAS PIPELINE PARTNERS, L.P.
By:	Atlas Pipeline Partners GP, LLC, its general partner

By:	/s/ Robert W. Karlovich, III
Robert W. Karlovich, III
Chief Financial Officer